UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In September and October 2019, Sanofi issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 15, 2019: Sanofi opens its first digitally-enabled, continuous manufacturing facility; ushers in next generation of biotech manufacturing

Exhibit 99.2	Press release dated September 30, 2019: Sanofi: New England Journal of Medicine publishes data showing improved survival with Jevtana® (cabazitaxel) over second androgen receptor-targeted agent in metastatic castration-resistant prostate cancer

Exhibit 99.3	Press release dated September 20, 2019: Sanofi: CHMP recommends approval of Dupixent® (dupilumab) for severe chronic rhinosinusitis with nasal polyposis

Exhibit 99.4	Press release dated September 16, 2019: Sanofi and Abbott partner to integrate glucose sensing and insulin delivery technologies to help change the way diabetes is managed

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 15, 2019: Sanofi opens its first digitally-enabled, continuous manufacturing facility; ushers in next generation of biotech manufacturing

Exhibit 99.2	Press release dated September 30, 2019: Sanofi: New England Journal of Medicine publishes data showing improved survival with Jevtana® (cabazitaxel) over second androgen receptor-targeted agent in metastatic castration-resistant prostate cancer

Exhibit 99.3	Press release dated September 20, 2019: Sanofi: CHMP recommends approval of Dupixent® (dupilumab) for severe chronic rhinosinusitis with nasal polyposis

Exhibit 99.4	Press release dated September 16, 2019: Sanofi and Abbott partner to integrate glucose sensing and insulin delivery technologies to help change the way diabetes is managed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2019		SANOFI

	By	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets

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